UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Liquidia Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

53635D202

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	13D	Page 2 of 30 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 12, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,525,572 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,525,572 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,572 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN
(1)	Includes only shares directly held by New Enterprise Associates 12, Limited Partnership (“NEA 12”). NEA 12 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.

CUSIP No. 53635D202	13D	Page 3 of 30 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 12, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,525,572 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,525,572 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,572 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Includes only shares directly held by New Enterprise Associates 12, Limited Partnership (“NEA 12”). NEA 12 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.

CUSIP No. 53635D202	13D	Page 4 of 30 Pages

1.	NAMES OF REPORTING PERSONS. NEA 12 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,525,572 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,525,572 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,572 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Includes only shares directly held by New Enterprise Associates 12, Limited Partnership (“NEA 12”). NEA 12 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.

CUSIP No. 53635D202	13D	Page 5 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,525,572 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,525,572 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,572 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by New Enterprise Associates 12, Limited Partnership (“NEA 12”). NEA 12 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.

CUSIP No. 53635D202	13D	Page 6 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Patrick J. Kerins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,525,572 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,525,572 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,572 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by New Enterprise Associates 12, Limited Partnership (“NEA 12”). NEA 12 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.

CUSIP No. 53635D202	13D	Page 7 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,525,572 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,525,572 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,572 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by New Enterprise Associates 12, Limited Partnership (“NEA 12”). NEA 12 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.

CUSIP No. 53635D202	13D	Page 8 of 30 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on August 6, 2018 relating to the common stock, $.001 par value (the “Common Stock”) of Liquidia Technologies, Inc. (the “Issuer”) having its principal executive office at 419 Davis Drive, Suite 100, Morrisville, North Carolina 27560.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 12, Limited Partnership (“NEA 12”);

(b) NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12; and NEA 12 GP, LLC (“NEA 12 LLC” and, together with NEA Partners 12, the “Control Entities”), which is the sole general partner of NEA Partners 12; and

(c) Forest Baskett (“Baskett”), Patrick J. Kerins (“Kerins”) and Scott D. Sandell (“Sandell”) (together, the “Managers”) and Peter J. Barris (“Barris”). The Managers are the managers of NEA 12 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 12 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 12 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 12 is to act as the sole general partner of NEA 12. The principal business of NEA 12 LLC is to act as the sole general partner of NEA Partners 12. The principal business of each of the Managers is to manage the Control Entities, NEA 12 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 12 and NEA Partners 12 are limited partnerships organized under the laws of the State of Delaware. NEA 12 LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 53635D202	13D	Page 9 of 30 Pages

Item 4.  Purpose of Transaction.

On June 29, 2020 (the “Signing Date”), the Issuer and RareGen, LLC, a Delaware limited liability company (“RareGen”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, RareGen, Gemini Merger Sub I, Inc., a Delaware corporation (“Liquidia Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company (“RareGen Merger Sub”), PBM RG Holdings, LLC, a Delaware limited liability company, as Members’ Representative, and Liquidia Corporation, a newly formed Delaware corporation (“Liquidia Corporation” and, together with the Issuer, “Liquidia”). Under the terms of the Merger Agreement, Liquidia Merger Sub, a wholly owned subsidiary of Liquidia Corporation, will merge with and into the Issuer (the “Liquidia Technologies Merger”), and RareGen Merger Sub, a wholly owned subsidiary of Liquidia Corporation, will merge with and into RareGen (the “RareGen Merger” and, together with the Liquidia Technologies Merger, the “Merger Transaction”). Upon consummation of the Merger Transaction, the separate corporate existences of Liquidia Merger Sub and RareGen Merger Sub will thereupon cease and the Issuer and RareGen will continue as wholly owned subsidiaries of Liquidia Corporation. In connection with the Merger Agreement, NEA 12 entered into a support agreement (the “Voting Agreement”) with Liquidia and RareGen pursuant to which NEA 12 agreed, among other things, and subject to the terms and conditions of the Voting Agreement, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and against certain competing transactions. Subject to certain exceptions, the Voting Agreement prohibits transfers by the Stockholders of any of their shares of Common Stock prior to the termination of the Voting Agreement and certain other actions that would impair the ability of the Stockholders to fulfill their obligations under the Voting Agreement. The Voting Agreement will automatically terminate upon certain events, including the termination of the Merger Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Subject to the terms of the Voting Agreement and depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 12 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 53635D202	13D	Page 10 of 30 Pages

Item 5.  Interest in Securities of the Issuer.

(a)

NEA 12 is the record owner of the NEA 12 Shares. As the sole general partner of NEA 12, NEA Partners 12 may be deemed to own beneficially the NEA 12 Shares. As the sole general partner of NEA Partners 12, NEA 12 LLC may be deemed to own beneficially the NEA 12 Shares. As members of NEA 12 LLC, each of the Managers may be deemed to own beneficially the NEA 12 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 12 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 37,784,400 shares of Common Stock which includes (i) the 37,743,698 shares of Common Stock reported to be outstanding on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on June 30, 2020 and (ii) the Warrant Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Barris has ceased to beneficially own 5% or more of the Issuer’s Common Stock as a result of ceasing to be a manager of NEA 12 LLC.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Support Agreement dated June 29, 2020

CUSIP No. 53635D202	13D	Page 11 of 30 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 7th day of July, 2020.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:         *

Scott D. Sandell

Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:           *

Scott D. Sandell

Manager

NEA 12 GP, LLC

By:           *

Scott D. Sandell

Manager

                             *

Forest Baskett

                             *

Patrick J. Kerins

                             *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Amendment No.1 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 53635D202	13D	Page 12 of 30 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Liquidia Technologies, Inc.

EXECUTED this 7th day of July, 2020.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:         *

Scott D. Sandell

Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:           *

Scott D. Sandell

Manager

NEA 12 GP, LLC

By:           *

Scott D. Sandell

Manager

                             *

Forest Baskett

                             *

Patrick J. Kerins

                             *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 53635D202	13D	Page 13 of 30 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 53635D202	13D	Page 14 of 30 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang

CUSIP No. 53635D202	13D	Page 15 of 30 Pages

EXHIBIT 3

Support Agreement

THIS SUPPORT AGREEMENT is entered into as of June 29, 2020 (this “ Agreement”), by and among RareGen, LLC, a Delaware limited liability company (“ RareGen”), Liquidia Technologies, Inc., a Delaware corporation (“ Liquidia”), the undersigned stockholders of Liquidia (together, “ Stockholder”) and Liquidia Corporation, a newly-formed Delaware corporation and wholly-owned subsidiary of Liquidia (“ HoldCo”). For purposes of this Agreement, terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as hereinafter defined).

WHEREAS, concurrently with the execution of this Agreement, Liquidia, HoldCo, RareGen, Gemini Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Liquidia (“ Liquidia Merger Sub”), Gemini Merger Sub II, Inc., a Delaware corporation and a wholly-owned subsidiary of HoldCo (“ RareGen Merger Sub”), and PBM RG Holdings, LLC, a Delaware limited liability company, solely in its capacity as the Members’ Representative, will enter into an Agreement and Plan of Merger (as the same may be amended from time to time, the “ Merger Agreement”), providing for, among other things, the merger (the “ Merger”) of Merger Sub with and into Liquidia pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, each of HoldCo, Liquidia and RareGen has required that Stockholder execute and deliver this Agreement; and

WHEREAS, in order to induce each of HoldCo, Liquidia and RareGen to enter into the Merger Agreement, Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, $0.001 par value per share, of Liquidia (the “ Common Stock”) beneficially owned by Stockholder and set forth on Exhibit A (the “ Original Shares” and, together with any additional shares of Common Stock acquired after the date of this Agreement pursuant to Section 5, the “ Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Representations of Stockholder. Stockholder represents and warrants to HoldCo, Liquidia and RareGen that, as of the date hereof:

a.      (i) Stockholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Original Shares set forth on Exhibit A, free and clear of all Encumbrances and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the (i) pledge, (ii) disposition, (iii) transfer, sale, offer, exchange, assignment, pledge, tender, grant of a security interest in, hypothecation or other conveyance or disposition of or encumbrance (“ Transfer”), or (iv) voting of any of the Original Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Original Shares, and (B) there will not be any options, warrants or other rights, agreements,

CUSIP No. 53635D202	13D	Page 16 of 30 Pages

arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Shares.

b.        Stockholder does not beneficially own any shares of Common Stock other than (i) the Original Shares set forth on Exhibit A and (ii) any options, warrants or other securities, interests or rights to acquire any additional shares of Common Stock or any security exchangeable or exercisable for or convertible into shares of Common Stock, in each instance, set forth on the signature page of this Agreement (collectively, “ Options”).

c.        Stockholder has full corporate power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 2(b)). This Agreement has been duly and validly executed and delivered by Stockholder and, assuming due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

d.        None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any Contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to Stockholder or to the Shares.

e.        No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement. No consent of Stockholder’s spouse is necessary under any “community property” or other Laws in order for Stockholder to enter into and perform its obligations under this Agreement.

f.        There is no litigation pending against or, to the knowledge of Stockholder, threatened against or affecting, Stockholder or the Shares at law or in equity that could reasonably be expected to impair or adversely affect the ability of Stockholder to fulfill Stockholder's obligations hereunder.

g.        Stockholder understands and acknowledges that HoldCo, Liquidia and RareGen are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and the representations and warranties of Stockholder contained herein.

2.	Agreement to Vote Shares; Irrevocable Proxy.

CUSIP No. 53635D202	13D	Page 17 of 30 Pages

a.        In furtherance of the foregoing and to the extent permitted by applicable law, rule or regulation, (I) Stockholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of Shares to vote or to execute a written consent or consents with respect to the Shares if stockholders of Liquidia are requested to vote their shares through the execution of an action by written consent in lieu of any annual or special meeting of stockholders of Liquidia: (i) in favor of the adoption and approval of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and the other Ancillary Agreements (as defined in the Merger Agreement) at every meeting (or in connection with any action by written consent) of the stockholders of Liquidia at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any Takeover Proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Liquidia under the Merger Agreement or of Stockholder under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement or the other Ancillary Agreements or the fulfillment of HoldCo’s, Liquidia’s or Liquidia Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of capital stock of Liquidia (including any amendments to Liquidia’s or HoldCo’s organizational documents). In the event Stockholder executes a written consent conveying the Shares as contemplated above and voting in favor of the adoption and approval of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (II) Stockholder (i) represents and warrants that any written consent shall, when executed and delivered, be duly and validly executed and delivered and binding upon Stockholder, and (ii) covenants and agrees that such written consent will be binding upon Stockholder and enforceable at the Effective Time. For purposes herein, “ Takeover Proposal” means with respect to Liquidia or Holdco, an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any person or group relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement), involving any: (a) direct or indirect acquisition of assets of such party hereto or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 15% or more of the fair market value of such party and its subsidiaries’ consolidated assets or to which 15% or more of such party’s and its subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 15% or more of the voting equity interests of such party hereto or any of its subsidiaries whose business constitutes 15% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the voting power of such party hereto;

CUSIP No. 53635D202	13D	Page 18 of 30 Pages

(d) merger, consolidation, other business combination, or similar transaction involving such party hereto or any of its subsidiaries, pursuant to which such person or group (as defined in Section 13(d) of the Exchange Act) would own 15% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of such party hereto or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute 15% or more of the consolidated net revenues, net income, or assets of such party and its subsidiaries, taken as a whole; or (f) any combination of the foregoing.

b.        Stockholder hereby appoints HoldCo or any officer of HoldCo, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Section 2(a), in the event that either (i) Stockholder breaches any of its obligations under this Agreement, or (ii) Stockholder fails to vote or act by written consent with respect to the Shares in accordance with Section 2(a) prior to or at the meeting of the stockholders of Liquidia at which the matters described in Section 2(a) are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective. This proxy and power of attorney is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Stockholder with respect to the Shares. The power of attorney granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.      No Voting Trusts or Other Arrangement. Stockholder agrees that Stockholder will not, and will not permit any entity under Stockholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with HoldCo in accordance herewith.

4.      Successors and Assigns. Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, including, without limitation, Stockholder's successors, heirs, legal representatives, trustees, executors or assigns.

5.     Additional Shares. Stockholder agrees that all shares of Common Stock that Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement (including,

CUSIP No. 53635D202	13D	Page 19 of 30 Pages

for the avoidance of doubt, and shares of Common Stock that Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership of upon the exercise, exchange or conversion of any Options) shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

6.      Waiver of Appraisal and Dissenters’ Rights. To the extent applicable, Stockholder hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that Stockholder may have by virtue of ownership of the Shares (including under Section 262 of Delaware Law) and (ii) agrees (A) not to commence or participate in and (B) to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against HoldCo, Liquidia, Liquidia Merger Sub, RareGen, RareGen Merger Sub or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Transactions, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of Liquidia in connection with this Agreement, the Merger Agreement or the Transactions (it being understood that nothing in this section shall restrict or prohibit the Stockholder from asserting counterclaims or defenses in any proceeding brought or claims asserted against it by HoldCo, Liquidia, Liquidia Merger Sub, RareGen, RareGen Merger Sub or any of their respective Affiliates relating to this Agreement or the Merger Agreement, or from enforcing its rights under this Agreement or any Ancillary Agreement to which it is a party).

7.      Documentation, Information and Communication. Stockholder (i) consents and authorizes Liquidia to (a) publish and disclose in Liquidia’s Proxy Statement, any Current Report on Form 8-K and any other documents required to be filed with the United States Securities and Exchange Commission or any regulatory filing to any Governmental Entity in connection with the Merger, Stockholder's identity and ownership of the Shares and the nature of its commitments, arrangements and understandings under this Agreement and (b) file this Agreement as an exhibit to any required filing with the United States Securities and Exchange Commission or any regulatory authority relating to the Merger and (ii) agrees as promptly as practicable to give to Liquidia or HoldCo any information that Liquidia or HoldCo may reasonably require for the preparation of any such disclosure documents. Stockholder agrees to as promptly as practicable notify Liquidia and HoldCo of any required corrections with respect to any information supplied by it specifically for use in any such disclosure document, if and to the extent that any shall become false or misleading in any material respect.

8.      Voting Restrictions.

a.        Stockholder understands and agrees that if Stockholder attempts to vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, Liquidia shall not, and Stockholder hereby unconditionally and irrevocably instructs Liquidia to not, record such vote, in each case, unless and until Stockholder shall have complied with the terms of this Agreement.

b.        Except as otherwise permitted by this Agreement, Stockholder will not commit any act that restricts Stockholder’s legal power, authority and right to vote

CUSIP No. 53635D202	13D	Page 20 of 30 Pages

all of the Shares or otherwise prevent or disable Stockholder from performing any of Stockholder’s obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, Stockholder will not enter into any voting agreement with any person with respect to any of the Shares, grant any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement with any person limiting or affecting Stockholder’s legal power, authority or right to vote the Shares in accordance with this Agreement.

9.       Representations of RareGen. RareGen represents and warrants to Stockholder that, as of the date hereof and as of the Effective Time:

a.        RareGen has full corporate power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully RareGen’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Liquidia and, assuming due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of RareGen, enforceable against RareGen in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

b.        None of the execution and delivery of this Agreement by RareGen, the consummation by RareGen of the transactions contemplated hereby or compliance by RareGen with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any Contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to RareGen or to RareGen’s property or assets.

c.        No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other person on the part of RareGen is required in connection with the valid execution and delivery of this Agreement.

d.        There is no litigation pending against or, to the knowledge of RareGen, threatened against or affecting, RareGen at law or in equity that could reasonably be expected to impair or adversely affect the ability of RareGen’s obligations hereunder.

10.     Representations of HoldCo. HoldCo represents and warrants to RareGen and Stockholder that, as of the date hereof and as of the Effective Time:

a.        HoldCo has full corporate power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully HoldCo’s obligations hereunder. This Agreement has been duly and validly executed and delivered by HoldCo and, assuming due authorization, execution and delivery by the other

CUSIP No. 53635D202	13D	Page 21 of 30 Pages

parties hereto, constitutes the legal, valid and binding obligation of Liquidia, enforceable against HoldCo in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

b.        None of the execution and delivery of this Agreement by HoldCo, the consummation by HoldCo of the transactions contemplated hereby or compliance by HoldCo with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any Contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to HoldCo or to HoldCo’s property or assets.

c.        No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other person on the part of HoldCo is required in connection with the valid execution and delivery of this Agreement.

d.        There is no litigation pending against or, to the knowledge of HoldCo, threatened against or affecting, HoldCo or the Shares at law or in equity that could reasonably be expected to impair or adversely affect the ability of HoldCo’s or the Stockholder's obligations hereunder.

11.     Representations of Liquidia. Liquidia represents and warrants to RareGen and Stockholder that, as of the date hereof and as of the Effective Time:

a.        Liquidia has full corporate power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Liquidia’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Liquidia and, assuming due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Liquidia, enforceable against Liquidia in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

b.        None of the execution and delivery of this Agreement by Liquidia, the consummation by Liquidia of the transactions contemplated hereby or compliance by Liquidia with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any Contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to Liquidia or to Liquidia’s property or assets.

c.        No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other person on the part of Liquidia is required in connection with the valid execution and delivery of this Agreement.

CUSIP No. 53635D202	13D	Page 22 of 30 Pages

d.       There is no litigation pending against or, to the knowledge of Liquidia, threatened against or affecting, Liquidia or the Shares at law or in equity that could reasonably be expected to impair or adversely affect the ability of Liquidia’s or the Stockholder's obligations hereunder.

12.    Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, and (ii) the date on which the Merger Agreement is validly terminated in accordance with its terms. Upon the termination of this Agreement, neither party hereto shall have any further obligations or liabilities hereunder; provided that neither the provisions of this Section 12 nor the termination of this Agreement shall (i) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (ii) relieve any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement or (iii) if this Agreement terminates because the Effective Time has occurred, terminate the obligations under Section 6, Section 7, Section 13, Section 16 or Section 17, in each case, except as such obligations specifically terminate in accordance with the terms of such Sections.

13.    No Agreement as Director or Officer. Stockholder makes no agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of Liquidia, HoldCo or any of their Subsidiaries (if Stockholder holds such office), and nothing in this Agreement will be construed to prohibit, limit or restrict Stockholder from exercising Stockholder’s fiduciary duties as an officer or director, but solely in such capacities if applicable, to Liquidia, HoldCo or their stockholders.

14.    Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other parties if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other parties will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

15.    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by Liquidia, HoldCo, RareGen and the Stockholder. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

16.    Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand, (b) on the first day after the date sent by a nationally recognized overnight courier, (c) on the date sent by e-mail, if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by

CUSIP No. 53635D202	13D	Page 23 of 30 Pages

certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 16):

If to Liquidia or HoldCo, addressed to it at:

Liquidia Technologies, Inc.

P.O. Box 110085

Research Triangle Park, NC 27709

Telephone: (919) 328-4400

Attention: Neal Fowler

E-mail: Neal.Fowler@liquidia.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, NJ 07078

Telephone: (973) 520-2553

Facsimile: (973) 520-2573

E-mail: andrew.gilbert@us.dlapiper.com

Attention: Andrew P. Gilbert, Esq.

If to RareGen, addressed to it at:

RareGen, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

Attention: General Counsel

E-mail: legal@pbmcap.com

with a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Telephone: (212) 479-6474; (212) 479-6481 Facsimile: (212) 479-6275

E-mail: dgupta@cooley.com; inussbaum@cooley.com Attention: Div Gupta, Esq.; Ian A. Nussbaum, Esq

If to the Stockholder:

New Enterprise Associates 12, Limited Partnership

NEA Ventures 2006 Limited Partnership

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

Attention: Louis S. Citron, Chief Legal Officer

CUSIP No. 53635D202	13D	Page 24 of 30 Pages

17.    Miscellaneous.

a.        This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

b.        Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware State Court, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any federal court located in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 16 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 17(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

c.       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL

CUSIP No. 53635D202	13D	Page 25 of 30 Pages

BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17(C).

d.        If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

e.        This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument, and such execution may be done by original signature or by email of a PDF document (with confirmation of transmission).

f.         Each party hereto agrees, from time to time, at the reasonable request of any other party hereto and without further consideration, to execute and deliver such additional documents and to take such further actions as are necessary or reasonably requested to confirm and assure the rights and obligations set forth in this Agreement.

g.        All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

h.        Notwithstanding anything in this Agreement to the contrary, the obligations of Stockholder set forth in this Agreement shall not be effective or binding upon Stockholder until after such time as the Merger Agreement is executed and delivered by the parties to the Merger Agreement, and the parties hereto agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

i.         None of the parties to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other

CUSIP No. 53635D202	13D	Page 26 of 30 Pages

parties hereto, except that each of Liquidia and HoldCo may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates to which it assigns its rights under the Merger Agreement in accordance with its terms. Any assignment contrary to the provisions of this Section 17(i) shall be null and void.

[Signature Page Follows]

CUSIP No. 53635D202	13D	Page 27 of 30 Pages

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

RAREGEN, LLC

By:	/s/ Damian deGoa
Name: Title:	Damian deGoa CEO

LIQUIDIA CORPORATION

By:
Name: Title:

LIQUIDIA TECHNOLOGIES, INC.

By:
Name: Title:

CUSIP No. 53635D202	13D	Page 28 of 30 Pages

 IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

RAREGEN, LLC

By:
Name: Title:	Damian deGoa Chief Executive Officer

LIQUIDIA CORPORATION

By:	/s/ Neal F. Fowler
Name: Title:	Neal F. Fowler Chief Executive Officer

LIQUIDIA TECHNOLOGIES, INC.

By:	/s/ Neal F. Fowler
Name: Title:	Neal F. Fowler Chief Executive Officer

Signature Page to Support Agreement (New Enterprise Associates 12, Limited Partnership & NEA Ventures 2006 Limited Partnership)

CUSIP No. 53635D202	13D	Page 29 of 30 Pages

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By: NEA Partners 12, Limited Partnership, its general partner
By: NEA 12 GP, LLC, its general partner

By:	/s/ Louis Citron
Name: Title:	Louis Citron Authorized Signatory

NEA VENTURES 2006 LIMITED PARTNERSHIP

By:	/s/ Louis Citron
Name: Title:	Louis Citron Vice President

Signature Page to Support Agreement (New Enterprise Associates 12, Limited Partnership & NEA Ventures 2006 Limited Partnership)

CUSIP No. 53635D202	13D	Page 30 of 30 Pages

Exhibit A

Number of Shares of Common Stock: 2,486,062

Number of Options: None.

Warrant: 40,702